SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7630	E-MAIL ADDRESS lchen@stblaw.com

VIA EDGAR

September 14, 2012

Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Terry French, Account Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xueda Education Group Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 27, 2012 File No. 001-34914

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. French and Ms. DeLabar:

On behalf of our client, Xueda Education Group, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby provide the response to the oral comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and conveyed by Ms. Celeste Murphy during her phone conversation with me on September 7, 2012 (the “Staff’s Oral Comment”) which pertains to the Company’s annual report on Form 20-F for the year ended December 31, 2011 filed on April 27, 2012 (the “Company’s 2011 Form 20-F”).

All terms used but not otherwise defined in this letter have the meanings ascribed to them in the Company’s letter filed with the Commission via EDGAR on September 7, 2012 (the “Company’s September 7 Response Letter”) in response to the Staff’s June 27, 2012 comment letter on the Company’s 2011 Form 20-F (the “Staff’s Written Comments” or individually, the “Staff’s Written Comment”).

LEIMING CHEN   PHILIP M.J. CULHANE   DANIEL FERTIG    CELIA LAM    CHRIS LIN   SINEAD O’SHEA   JIN HYUK PARK   YOUNGJIN SOHN    KATHRYN KING SUDOL    CHRISTOPHER WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LOS ANGELES	LONDON	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

1.              Please explain why the assets of the VIE’s subsidiaries and schools were not mortgaged or pledged to the WFOE.

As discussed in the response to the Staff’s Written Comment 19 contained in the Company’s September 7 Response Letter and on page 49 of Proposed Amendment No. 1 (submitted to the Commission as Appendix A to the Company’s September 7 Response Letter), the shareholders of the VIE have pledged all their equity interest in the VIE to the WFOE to secure the collection of the consulting service fees by the WFOE under the Exclusive Service Agreement.  As discussed in the response to the Staff’s Written Comment 43, the Company also believes that such equity interest pledge provides additional protection for the WFOE’s control over the VIE and its subsidiaries and schools.

The Company advises the Staff that the Company did not, nor does it plan to, request the VIE or its subsidiaries and schools to mortgage or pledge their assets to the WFOE in a manner similar to the equity interest pledge discussed above because (i) the existing contractual arrangements (i.e., the Powers of Attorney, the Exclusive Purchase Right Contract and the Pledge Agreement) are sufficient for the WFOE to ensure the VIE’s performance of the Exclusive Service Agreement and to maintain the WFOE’s control over the VIE, its subsidiaries, its schools and their assets, (ii) the PRC Property Law does not permit any mortgage or pledge to be established on schools’ education facilities, and as a result, the assets of the VIE’s schools may not be mortgaged or pledged, and (iii) an asset mortgage or pledge would not provide meaningful additional protection for the VIE’s performance of the Exclusive Service Agreement or for the WFOE’s control over the VIE and its subsidiaries and schools.

First, an asset mortgage or pledge in favor of the WFOE would not be necessary because the existing contractual arrangements are sufficient for the WFOE to ensure the VIE’s performance of the Exclusive Service Agreement and to maintain the WFOE’s effective control over the VIE, its subsidiaries, its schools and their assets.  As discussed in the Company’s response to the Staff’s Written Comments 31, 33, 34, 35, 38d and 43, the Company (through the WFOE) controls all significant activities and decisions of the VIE and its subsidiaries and schools with the power and authority granted to it under the Powers of Attorney and Exclusive Purchase Right Contract, including the power to cause the VIE and its subsidiaries and schools to perform the Exclusive Service Agreement, which enables the WFOE to receive substantially all of the economic benefits of the VIE.  In addition, as discussed on page 16 of Proposed Amendment No. 1, through the various undertakings made by the VIE and its shareholders under the Exclusive Purchase Right Contract and the internal policies adopted by the WFOE for the VIE’s subsidiaries and schools, the WFOE has the ability to ensure that the assets of the VIE and its subsidiaries and schools will not be transferred or disposed of without the WFOE’s approval and consent.  As a result, even without any mortgage or pledge of assets, the WFOE still has sufficient control over the assets of the VIE and its subsidiaries and schools.

Second, the PRC Property Law does not permit any mortgage or pledge to be established on schools’ education facilities, and as a result, the assets of the VIE’s schools may not be mortgaged or pledged.  Article 184 of the PRC Property Law provides that no mortgage, pledge or other encumbrance may be established on education facilities of a school that serves for public interests.  According to the Interpretation of the Property Law issued by the Law Committee of the Standing Committee of the National People’s Congress of PRC, the rationale behind Article 184 of the Property Law is that, if education facilities are mortgaged or pledged, a foreclosure of the mortgaged or pledged assets may result in loss of education for the affected students, which will disturb social stability and undermine public interests.  The Property Law does not make a distinction between public schools and private schools, or between schools that distribute reasonable returns and those that do not.  Article 3 of the PRC Law for Promoting Private Education provides that private education is a public welfare undertaking.  The Company’s PRC counsel, Commerce & Finance Law Offices, is of the view that all of the VIE’s schools serve for public interests notwithstanding the fact that most of these schools distribute reasonable returns.  Therefore, Commerce & Finance Law Offices has advised the Company that the properties owned by the VIE’s schools and used in providing tutoring services may not be mortgaged to the WFOE.  The Company and Commerce & Finance Law Offices are aware of bank loan mortgages established on real properties of certain third-party schools that have been registered by certain local land administration authorities.  Commerce & Finance Law Offices is of the view that those mortgages are invalid and unenforceable under Article 184 of the Property Law, creating no valid security interest or protection in favor of the purported mortgagees.

The Company notes that, whether the assets of the VIE’s schools can be mortgaged or pledged or not does not affect the distribution of the schools’ residual properties upon their termination and liquidation.  As discussed in the response to the Staff’s Written Comment 15 in the Company’s September 7 Response Letter, the Company and Commerce & Finance Law Offices believe that the residual properties of the VIE’s schools should be distributed to their sponsors (i.e., the VIE, certain of the VIE’s subsidiaries or certain individuals holding the schools’ sponsorship interests on behalf of the VIE, as the case may be, as explained in the response to the Staff’s Written Comments 1 and 3 in the Company’s September 7 Response Letter).

Third, most of the VIE’s and its subsidiaries’ assets are not suitable for mortgage or pledge, and a mortgage or pledge of the remaining assets would not provide meaningful additional protection for the WFOE.  (The assets of the VIE’s schools are not included in the discussion below because the schools’ assets may not be mortgaged or pledged as discussed above.)

The assets of the VIE and its subsidiaries primarily consist of (i) buildings, (ii) leasehold improvements, (iii) furniture, fixtures and equipment, (iv) motor vehicles, (v) cash and cash equivalents, (vi) short-term investments, and (vii) other assets including prepaid expenses, rental deposits and deferred tax assets.  Among these categories, the following categories are not suitable for mortgage or pledge for the following reasons:

a.               Leasehold improvements are structural alterations made to leased premises for the specific needs of the entity that uses such premises.  Leasehold improvements, by nature, cannot be itemized; rather, they are embodied in customized partitions installed, paintwork, flooring, lighting fixtures, air-condition systems, etc.  As such, leasehold improvements are not suitable for mortgage.

b.              Furniture, fixtures and equipment consist of tens of thousands pieces of low-value items, such as personal computers, printers, desks, chairs, storage furniture, etc. that are used by the learning centers in providing tutoring services.  The vast number of these assets has been increasing at a fast speed along with the expansion of the VIE’s national network of learning centers.  In addition, the value of these assets depreciates rapidly, with an average useful life of three years.  To mortgage such a large and constantly changing number of low-value assets that are rapidly depreciating would impose tremendous undue burden on the VIE and its subsidiaries while providing little meaningful protection for the WFOE.

c.               Cash and cash equivalents cannot be pledged under the PRC Property Law.

d.              Short-term investments may be pledged under the PRC Property Law.  However, both the amount and the portfolio of the short-term investments change from time to time depending on the availability and anticipated near-term use of funds, and may consist of multiple deposits with terms that do not overlap much and vary from four months to 12 months, which are significantly shorter than the duration of the Exclusive Service Agreement (which has an initial term of ten years and can be automatically extended for another ten years).  Due to these features, a pledge of the short-term investments would impose significant administrative burden on the VIE and its subsidiaries while providing significantly insufficient protection for the WFOE.

e.               None of the other items under “other assets” is suitable for mortgage or pledge due to their non-cash, non-tangible nature.

The Company notes that although cash and cash equivalents and short-term investments are not suitable for pledge, as discussed in the Company’s response to the Staff’s Written Comments 33, the WFOE has obtained effective control over the cash and cash equivalents and short-term investments of the VIE and its subsidiaries and schools through the control over the VIE’s bank accounts and the accounting and finance departments of the VIE and its subsidiaries and schools.

Based on the foregoing, the Company believes that only the following categories of assets of the VIE and its subsidiaries could potentially have been mortgaged in favor of the WFOE: (i) buildings and (ii) motor vehicles.  Without considering depreciation and amortization, the total book value of these two asset items of the VIE and its subsidiaries was $0.6 million, $2.2 million and $2.4 million as of December 31, 2009, 2010 and 2011, respectively.  (As discussed on page 6 of Proposed Amendment No. 1 under the risk factor captioned “We may not be able to renew leases, control rent increases at our existing learning center locations or obtain leases at premium locations for new learning centers at reasonable prices”, and page 48 of the Company’s 2011 Form 20-F under “Item 4.D. Property, Plant and Equipment,” substantially all of the premises used by the VIE’s learning centers are leased properties.)  Even though the fair value of the buildings owned by the VIE and its subsidiaries may be higher than their book value, the total fair value of these buildings would still be significantly lower than the service fees anticipated or actually charged by the WFOE under the Exclusive Service Agreement (the actual service fees charged by the WFOE to the VIE were $16.9 million and $30.2 million for the years of 2010 and 2011, respectively).  As such, a mortgage of the buildings and motor vehicles by the VIE and its subsidiaries in favor of the WFOE would not provide meaningful additional protection for the performance of the Exclusive Service Agreement or for the control by the WFOE over the VIE and its subsidiaries.

Due to the above reasons, the Company advises the Staff that it did not, nor does it plans to, request the VIE, its subsidiaries or schools to mortgage or pledge their assets to the WFOE for the purposes of securing the VIE’s performance of the Exclusive Service Agreement or strengthening the WFOE’s control over the VIE and its subsidiaries and schools.

*  *  *  *  *  *

Should you have any question regarding this response letter, please contact me by phone at (+852) 214-7630 (office) or (+852) 9032-1314 (cell) or by email at lchen@stblaw.com or my colleague Kevin Zhang by phone at (+852) 214-7610 (office) or (+852) 6396-8173 (cell) or by email at kzhang@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

Enclosures

cc:                                 Xin Jin, Chief Executive Director

Junfeng Gao, Chief Financial Officer

Xueda Education Group

Kevin Zhang

Simpson Thacher & Bartlett

Taylor Lam, Partner

Li Lin, Partner

Deloitte Touche Tohmatsu CPA Ltd.